March 25, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

We have reviewed Item 4.01 of the Form 8-K, dated March 25, 2011 (the “Form 8-K”) of NIVS IntelliMedia Technology Group, Inc. (the “Company”), filed with the Securities and Exchange Commission (the “Commission”), and we are in agreement with the statements concerning our firm in those paragraphs except that we would like to add the following:

On March 21 with email and On March 22, 2011, MaloneBailey, LLP, informed Charles Mo, NIVS independent board member and the chairman of the audit committee about “significant difficulties encountered during the 2010 audit.”  During the conversation, MaloneBailey, LLP informed Mr. Mo that two other public companies audits were conducted at the NIVS accounting department location. These two companies are located in Beijing and Guangzhou. However, their books and records were shipped to NIVS accounting department and MaloneBailey conducted the audits of these two public companies at NIVS accounting department. NIVS accounting personnel were involved in coordinating the two audits. MaloneBailey found accounting fraud and irregularities in these two audits. After the discovery, we encountered difficulties with management trying to limit our scope of the NIVS audit. We told Mr. Mo that we suspected accounting irregularities and fraud at NIVS but cannot audit through the issues due to the difficulties encountered during the audit. On March 23, 2011, the audit partner of MaloneBailey informed the CFO of NIVS that MaloneBaiely is writing a letter to the board of directors and the audit committee about accounting irregularities and difficulties encountered during the NIVS audit. We subsequently issued such letter.

In our resignation letter dated March 24, 2011, MaloneBailey cited that MaloneBailey found accounting fraud and irregularities in forging accounting records and bank statements  during 2010 NIVS audit.

We have also reviewed Item 4.02 of the Form 8-K and are in agreement with management’s determination that the financial statements included in the Company’s annual report on Form 10-K for the year ended December 31, 2009, which was filed with the Commission on March 24, 2010, and that the interim financial statements of the Company for the  fiscal quarters ended March 31, June 30, and September 30, 2010 contained in the Company’s quarterly reports on Form 10-Q for such periods, which were filed with the Commission on May 10, August 11, and November 4, 2010, respectively, should not be relied upon.

We have no basis to agree or disagree with the other statements included in such Form 8-K.

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MaloneBailey, LLP
www.malonebailey.com
Houston, Texas